Exhibit 99.1

Aether Global Innovations Corp. Approved For Trading Under New Trading Symbol of AETHF on U.S. OTC Exchange

Vancouver, B.C. – August 4, 2023 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF (“Company”), has been approved to change the Company’s U.S. OTC symbol from PLRTF to the new trading symbol of AETHF by U.S. Financial Industry Regulatory Authority (FINRA) effective for the open of trading on Friday, August 4, 2023.

“We are pleased with the speed that FINRA made in approving our new AETHF trading symbol for the U.S. OTC Market,” shared Phil Lancaster, CEO and President of Aether Global Innovations Corp. “This helps us complete our full brand transition to our new name of Aether Global Innovations Corp. and we can move forward with our mission of delivering exceptional services in the drone management, monitoring and surveillance.”

As announced, Aether Global Innovations Corp will begin trading on the U.S. OTC Market under the trading symbol of AETHF beginning at opening of trading on Friday, August 4, 2023. No action is required by existing shareholders with respect to the ticker symbol change.

About Aether Global Innovations Corp.

Aether Global Innovations (AETH) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, President and CEO

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.